Mail Stop 6010

November 13, 2006

Mr. Frank Guidone
Chief Executive Officer
Measurement Specialties, Inc.
100 Lucas Way
Hampton, VA 23666

    RE: **Measurement Specialties, Inc.**
        Form 10-K for the year ended March 31, 2006
        File No. 1-11906

Dear Mr. Guidone:

  We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2006

Note 6. Discontinued Operations and Gain on Sale of Assets, page F-20

1. We note that you reported the sale of your consumer products segment as discontinued operations. In view of the fact that you entered into a (i) two-year $4 million non-interest bearing promissory note; (ii) a supply and license agreements with the purchaser; and (iii) can earn up to $5 million if the segment meets certain performance criteria (sales and margin targets) within the first year, please explain how you met the criteria in paragraph 42(b) of SFAS 144 to record as a discontinued operation. Refer to the guidance in EITF 03-13 in your response.

Form 10-Q for the quarterly period ended June 30, 2006

Consolidated Statements of Operations, page 3

2. Please revise future filings to remove the "non cash equity based compensation" line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief